Comsovereign

Pricing Workbook for S-1

	Per S-1	<1> p		<1> D84	I-02	<1>	<1>			Pro forma
		Use of Proceeds								**as adjusted**
	9/30/2020	Net Proceeds		Payoff Debt	Write off of DIC	Fastback	Real Estate	Payoff of AP	Debt Conversion	
		22,000,000.00		(6,298,349.00)	2,678,770.00	(1,250,000.00)	(2,270,000.00)	(7,163,000.00)	(10,425,061.00)	
		-		-		-	-			
	<1 D142>									
Cash and cash equivalents	505,053.00	22,000,000.00		(6,298,349.00)		(1,250,000.00)	(2,270,000.00)	(7,163,000.00)		5,523,704.00
									B-01 AK81	
Current portion of long-term debt, net of unamortized discounts and debt issuance costs	17,113,336.00 ①			(6,248,349.00) ②					(9,132,108.00) ②	1,732,879.00 ③
Unamortized Discounts and Debt Issuance Costs	(3,990,019.00) ①				2,678,770.00 ②					(1,311,249.00) ③
Notes payable – related party	1,542,953.00 ①			(50,000.00) ②					(1,292,953.00) ②	200,000.00 ③
									B-01 AK97	
Stockholders' Equity:										
Preferred stock, $0.0001 par value, 100,000,000 shares authorized, no shares issued and outstanding as of December 31, 2019	—									-
Common stock, par value $0.0001 per share, 300,000,000 shares authorized, 42,948,688 shares issued and outstanding as of June 30, 2020 and shares issued and outstanding pro forma as adjusted.	14,382.00	397.00	RD Shares issued * .0001						201 ④	14,980.00
Additional paid-in capital	156,196,213.00	21,999,603.00							10,424,860 ④	188,620,676.00
Shares to be issued, common shares	—									-
Accumulated deficit	(52,467,307.00)				(2,678,770.00)					(55,146,077.00)
Accumulated other comprehensive loss	-									-
Treasury stock, at cost, 33,334 shares as of June 30, 2020	(50,000.00)									(50,000.00)
Total stockholders' equity	103,693,288.00									133,439,579.00
Total capitalization	122,349,577.00									134,061,209.00
				-	-				-	

Net Debt	421,630.00
RP Debt	200,000.00
	621,630.00

Debt Ending Balance Reconciliation

Beginning Debt Sum of	①	14,666,270.00	
Net Change in Debt Sum of	②	(14,044,640.00)	
		621,630.00	
Check Sum of	③	621,630.00	-
Per I-01		621,630.00	-
Net Change		14,044,640.00	
Net Change Per <3.1>		(6,298,349.00)	
		(10,425,061.00)	
		2,678,770.00	
		(14,044,640.00)	-

CS Calculation

Shares in Offering	3,968,253.00
Par	0.0001
CS	396.8253
CS Rounded	397
	B-02 L-21
Debt Conversion Shares	2,006,673.00
Par	0.0001
CS	200.6673
CS Rounded	201
Check	-

Check Against page 3.1

<3.1 G10>		10,425,061
Sum	④	10,425,061
		- Check (Against H15 + H15)